Exhibit 99.10

CONSENT OF EXPERT

FILED BY EDGAR

March 10, 2017

United States Securities and Exchange Commission

Re:	Entrée Gold Inc. – Form 40-F

We refer to the report entitled “2017 Updated Preliminary Economic Assessment on the Ann Mason Project Nevada, U.S.A.” with an effective date of March 3, 2017 (the “Report”) as referenced in the Annual Report on Form 40-F dated March 10, 2017 for the year ended December 31, 2016 (the “Form 40-F”) of Entrée Gold Inc. (the “Company”), which is to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

This letter is being filed as our consent to the use of our name and the Report, and summaries thereof (the “Summary Material”), in the Form 40-F, the Company’s Management Discussion and Analysis for the year ended December 31, 2016 and in the Company’s Annual Information Form for the year ended December 31, 2016 and any amendments thereto.

We hereby consent to the incorporation by reference in the Company's Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Report and the reference to our name as set forth above in the Form 40-F.

Yours truly,

AGP MINING CONSULTANTS INC.

/S/ Gordon Zurowski
Name: Gordon Zurowski
Title: Principal Mine Engineer